

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

<u>Via E-Mail</u>
J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas

> **Re:** **GameStop Corp.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 30, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 16, 2011**
> **File No. 001-32637**

Dear Mr. Raines:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 29, 2011</u>

<u>Risks Related to Our Indebtedness, page 21</u>

<u>Despite current anticipated indebtedness…, page 22</u>

1. Please revise to quantify the amount of additional indebtedness that you may incur pursuant to the exceptions and qualifications contained in the indenture governing the senior notes and your senior credit facility.

Item 2.  Properties, page 23

2.  Please file the lease governing your distribution facility in Louisville, Kentucky or explain to us why you do not believe such lease is material.  See Item 601(b)(10)(ii)(D) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Election of Directors – Proposal 1, page 2

Information Concerning the Directors and Nominees, page 2

3.  Please revise to disclose on an individual basis each director's and each nominee's specific experience, qualifications, attributes or skills that led to your conclusion that such person should serve as your director.  For further guidance, please consider Question 116.05 in our Regulation S-K Compliance and Disclosure Interpretations.

Compensation Discussion and Analysis, page 12

Key Elements of Compensation, page 16

Base Salaries, page 16

4.  In addition to providing the disclosure in this subsection with respect to your fiscal 2011 base salaries, please also provide such disclosure with respect to your fiscal 2010 base salaries.  We note that you have provided some disclosure with respect to your fiscal 2010 base salaries in your definitive proxy statement filed on May 18, 2010.  However, such disclosure does not include all aspects of your fiscal 2010 base salaries, including the increases paid to Messrs. Raines, Bartel and Lloyd in connection with their promotions.  See Item 402(b)(2)(ix) of Regulation S-K

Long-term Incentive Awards, page 19

5.  Please discuss how each of the factors referenced in the third and fifth paragraphs on page 19 contributed to your decision to grant the amounts of restricted stock and cash bonuses that are disclosed on page 20 and in the Summary Compensation Table.  For example, please discuss the specific metrics you used to evaluate your financial performance over the preceding year and the specific performance, responsibilities and contributions of each of your named executive officers.  See Item 402(b)(1)(v), (b)(2)(v) and (b)(2)(vii) of Regulation S-K.

Executive Compensation, page 25

6.  We note the disclosure in footnote (5) to the Summary Compensation Table and footnote (3) to the Director Compensation Table that the amounts reported represent the amount charged to expense in the applicable fiscal year.  Please explain to us what you mean by "the amount…charged to expense in the applicable fiscal year" and why you based disclosure on this measure instead of disclosing the full, pre-tax amount of the award.  Please also provide an analysis of why you disclosed the amounts of such awards in the "Bonus" column of the Summary Compensation Table and in the "All Other Compensation" column of the Director Compensation Table.  We note that you have disclosed that "[t]he purpose of the matching cash bonus was to preserve the pool of shares available for grant under the 2001 Incentive Plan and to use the cash bonus to satisfy any applicable withholding taxes due to the Company from the recipient with respect to the related restricted share vesting and eliminate the need for recipients to sell shares upon vest to cover withholding taxes."  In light of this purpose, please analyze whether the cash bonus may properly be characterized as a tax gross-up.

7.  Please explain to us the accounting model you applied with respect to the Cash Bonus Awards and your rationale for using that model.  Please include in your response your consideration as to the applicability of ASC 718.

8.  We also note the disclosure in footnote (8) to the Summary Compensation Table.  Regarding Mr. Raines $1 million signing bonus, please explain whether (and if so, when) cash amounts were paid to him in full, subject only to a repayment obligation, or if they were awarded pursuant to some other arrangement.   If the entire $1 million amount was paid to Mr. Raines in a lump sum, please explain why the amounts considered earned during each fiscal year are reported separately.

9.  Please include in footnote (3) a cross-reference to the discussion of the assumptions used in determining the grant date fair value of the restricted stock awards.  Please also include such cross-reference in footnote (2) to the director compensation table.  See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K and Instruction to Item 402(k) of Regulation S-K.

Grants of Plan-Based Awards in Last Fiscal Year, page 27

10. Please disclose how you determined the threshold, target and maximum payouts for the June 2, 2010 grants to Messrs. Raines, Bartel and Lloyd, considering you state that these grants were tied to promotions.  See Item 402(b)(1)(v) of Regulation S-K.

Employment Agreements and Potential Payment upon Change in Control or Termination, page 29

11. Please disclose whether Catherine Smith received any payments upon her resignation. See Instruction 4 to Item 402(j) of Regulation S-K.

Director Compensation, page 31

12. Please disclose your compensation arrangements for directors that resulted in the amounts disclosed in the "Fees Earned or Paid in Cash" column. We note that it appears that you provide such disclosure in your definitive proxy statement filed on May 18, 2010. However, such disclosure should also be provided in the proxy statement that discloses the fees earned for the last completed fiscal year. See Item 402(k)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Legal Branch Chief

cc:     Robert A. Lloyd
        Troy W. Crawford